

March 30, 2023

Elizabeth Gonzalez-Sussman
Partner
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

      Re: Primo Water Corp /CN/
          PRRN14A filed March 29, 2023
          Filed by Legion Partners Holdings, LLC, et al.
          SEC File No. 1-31410

Dear Elizabeth Gonzalez-Sussman:

We have reviewed your filing and have the following comment. Please respond by providing the requested information in a revised preliminary proxy statement. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

PRRN14A filed March 29, 2023

General

1.   We note the revised disclosure in the Letter to Shareowners and in various places in the proxy statement that you have filed an application in a court in Ontario seeking a declaration that, among other things, the Excluded Nominees were validly nominated. You have asked the court and the TSX to intervene to require the Company to re-issue its proxy materials to include all of your nominees, including the Excluded Nominees. Since your revised proxy materials and proxy card also currently do not include the Excluded Nominees, explain in the proxy statement what will occur with respect to proxies you receive that do not include the Excluded Nominees and to note whether you will also disseminate new materials and a new card that includes them.

 We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please direct any questions to Christina Chalk at (202) 551-3263.

 Sincerely,

 Division of Corporation Finance
 Office of Mergers & Acquisitions